Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Greenberry's Coffee Roasters, Inc.
1610 Quail Run
Charlottesville, VA 22911
https://greenberrys.com/

Up to $1,069,992.00 in Series I Common Stock at $11.00
Minimum Target Amount: $9,999.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Greenberry's Coffee Roasters, Inc.
Address: 1610 Quail Run, Charlottesville, VA 22911
State of Incorporation: DE
Date Incorporated: February 05, 2021

Terms:

Equity

Offering Minimum: $9,999.00 | 909 shares of Series I Common Stock
Offering Maximum: $1,069,992.00 | 97,272 shares of Series I Common Stock
Type of Security Offered: Series I Common Stock
Purchase Price of Security Offered: $11.00
Minimum Investment Amount (per investor): $110.00

**Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.*

Time-Based Perks

- Invest within the first 4 days and receive 15% bonus shares
- Invest in days 5-10 days and receive 10% bonus shares
- Invest within days 11-17 of the campaign and receive 5% bonus shares

Volume-Based Perks

Tier 1 – $197

- Nitro Owner’s Certificate
- 5% off all online purchases for 1 year

Tier 2 – $497

- Nitro Owner’s Certificate
- 1 Exclusive Greenberry's Nitro Owner’s Sticker
- 10% off all online purchases for 1 year

Tier 3 – $997

- 2% Bonus Shares
- Nitro Owner’s Certificate & Nitro Up “Founders Club” Lifetime Status
- 2 Exclusive Greenberry's Nitro Owner’s Stickers
- 2 Exclusive Greenberry's Nitro Coasters
- 2 Exclusive Greenberry's Nitro Pint Glasses
- $25 Online Gift Card
- 10% off all online purchases for 1 year

Tier 4 – $2,997

- 3% Bonus Shares
- Nitro Owner's Certificate & Nitro Up "Founders Club" Lifetime Status
- 2 Exclusive Greenberry's Nitro Owner's Stickers
- 2 Exclusive Greenberry's Nitro Coasters
- 2 Exclusive Greenberry's Nitro Pint Glasses
- $35 Online Gift Card
- 15% off all online purchases for 1 year

Tier 5 – $4,997

- 5% Bonus Shares
- Nitro Owner's Certificate & Nitro Up "Founders Club" Lifetime Status
- 2 Exclusive Greenberry's Nitro Owner's Stickers
- 4 Exclusive Greenberry's Nitro Coasters
- 4 Exclusive Greenberry's Nitro Pint Glasses
- $50 Online Gift Card
- 15% off all online purchases for 1 year
- Invitation to a Nitro Canning Session

Tier 6 – $9,997

- 8% Bonus Shares
- Nitro Owner's Certificate & Nitro Up "Founders Club" Lifetime Status
- 4 Exclusive Greenberry's Nitro Owner's Stickers
- 4 Exclusive Greenberry's Nitro Coasters
- 4 Exclusive Greenberry's Nitro Pint Glasses
- $100 Online Gift Card
- 20% off all online purchases for 1 year
- Invitation to a Nitro Canning session

Tier 7 – $19,997

- 9% Bonus Shares
- Nitro Owner's Certificate & Nitro Up "Founders Club" Lifetime Status
- 4 Exclusive Greenberry's Nitro Owner's Stickers
- 4 Exclusive Greenberry's Nitro Coasters
- 4 Exclusive Greenberry's Nitro Pint Glasses
- $100 Online Gift Card
- 20% off all online purchases for 1 year
- Roaster and Brewer for a Day Experience

Tier 8 – $49,997

- 10% Bonus Shares
- Nitro Owner's Certificate & Nitro Up "Founders Club" Lifetime Status
- 4 Exclusive Greenberry's Nitro Owner's Stickers

- 4 Greenberry's Nitro Coasters
- 4 Greenberry's Nitro Pint Glasses
- $100 Online Gift Card
- 20% off all online purchases for 1 year
- Nitro Up Experience – 2 night stay in Charlottesville, invitation to Roast and Brew for a Day with the owners followed by local excursions in the restaurant, winery, and brewery capital of the US

**All perks occur when the offering is completed.*

<u>StartEngine 10% Owners' Bonus</u>

Greenberry's Coffee Roasters, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $11 / share, you will receive 10 additional Common Stock shares, meaning you'll own 110 shares for $1,100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Greenberry's Coffee Roasters, Inc. is divided into four lines of business: Coffee Roasting and Packaging, Nitro Coffee Beverage Production, Wholesale Distribution, and Online Sales Channels. We roast and sell dark roast gourmet coffees in 28 varieties and brew 12 flavors of Nitro Cold Brew Coffee in non-alcohol and alcohol varieties. We sell our products at wholesale, retail, online, and thru third party distributors. Our sales reach is national in the USA as well as Asia and the Middle East global regions. Our new alcoholic beverages are regional in the Mid Atlantic and moving to Phase Two expansion towards the South. We are a standalone C corporation with two stand alone affiliates: Greenberry's Franchising Corp. and Greenberry's Coffee & Tea Co.

Competitors and Industry

The U.S. market for coffee production is valued at $11.4B in 2021 (IBISWorld). The global nitro coffee market size was valued at $9.8M in 2018 (Grandview Research). Online coffee sales through Amazon reached $140M in 2018.

We are in multiple highly competitive industries to include packaged gourmet coffee, nitro/cold brew, and alcoholic beverages. In the coffee industry, the biggest competitors are Starbucks and Peet's Coffee. Our non-alcohol line up has regional competitors to include Starbucks, Snowing in Space, Blue Bottle and Stumptown. In the alcoholic coffee space, our biggest competitors include Rebel, Pabst, La Colombe, and Brown Bomber. Pabst and La Colombe are both large company ventures, and Rebel and Brown are of a similiar size to Greenberry's.

Our Nitro products are unique in that we use a dark roast blend of coffee and a proprietary production process to produce a very flavorful product. We are currently one of very few companies offering alcoholic coffee utilizing spirits-based alcohol and feel this is a quality advantage. Of note, Cutwater brand is selling a vodka infused coffee. We feel that Vodka is too harsh in its flavor characteristics for coffee. We utilize neutral spirits due to their lack of flavor.

Current Stage and Roadmap

Current Stage

Greenberry's Coffee Roasters, Inc. is an established successful company with a 29 year history. Our management team is very experienced in our industry with the founders still managing all activities. Our product lines are fully developed and are in the marketplace. Our alcohol lineup is currently in Phase 1 growth within Virginia and Washington DC.

Future Roadmap

Phase 2 expansion will begin in March 2021 with expansion into Florida, Georgia, and North & South Carolina. This will be in two steps as we onboard with Break Thru beverage as our distributor. The second step is to begin the sales submissions to existing and new retailers in the region. Florida will be the focus at first.

The Team

Officers and Directors

Name: Michael Sean Simmons

Michael Sean Simmons's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director & CEO
  Dates of Service: December 29, 2000 - Present
  Responsibilities: Highest level management of the company activities. Salary $100K

Other business experience in the past three years:

- **Employer:** Greenberry's Franchising Corp.
  Title: Director & CEO
  Dates of Service: November 01, 2000 - Present
  Responsibilities: Highest level management and strategy development

Other business experience in the past three years:

- **Employer:** Greenberry's Coffee & Tea Co.
  Title: Director & CEO
  Dates of Service: July 01, 1992 - Present
  Responsibilities: Highest level management & strategic vision

Name: Oksana Simmons

Oksana Simmons's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director and CFO
  Dates of Service: December 29, 2000 - Present
  Responsibilities: Management & operations. Salary $100k

Other business experience in the past three years:

- **Employer:** Greenberry's Franchising Corp.
  Title: Director and CFO
  Dates of Service: November 01, 2000 - Present
  Responsibilities: Management & operations

Other business experience in the past three years:

- **Employer:** Greenberry's Coffee & Tea Co.
  Title: Director and CFO
  Dates of Service: July 01, 1992 - Present
  Responsibilities: Management & operations

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Series I Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it’s a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Series I Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an “accredited investor,” as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the coffee industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Series I Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Series I Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype for our product. Delays or cost overruns in the development of our products and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights
The Series I Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than

us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Interruption of our supply chain could affect our ability to produce or deliver our

products and could negatively impact our business and profitability.
Any material interruption in our supply chain, such as material interruption of roasted coffee supply due to the casualty loss of our third party roaster, interruptions in service by our third party logistic service providers or common carriers that ship goods within our distribution channels, trade restrictions, such as increased tariffs or quotas, embargoes or customs restrictions, natural disasters or political disputes and military conflicts that cause a material disruption in our supply chain could have a negative material impact on our business and our profitability. Additionally, our food, beverage and other products are sourced from a wide variety of domestic and international business partners in our supply chain operations. We rely on these suppliers to provide high quality products and to comply with applicable laws. Our ability to find qualified suppliers who meet our standards and supply products in a timely and efficient manner is a significant challenge, especially with respect to goods sourced from outside the U.S., especially countries or regions with diminished infrastructure, developing or failing economies or experiencing political instability or social unrest, and as we increase our fresh and prepared food offerings. For certain products, we may rely on one or very few suppliers. A supplier's failure to meet our standards, provide products in a timely and efficient manner, or comply with applicable laws is beyond our control. These issues, especially for those products for which we rely on one or few suppliers, could have a material negative impact on our business and profitability.

Increases in the cost of high-quality arabica coffee beans or other commodities or decreases in the availability of high-quality arabica coffee beans or other commodities could have an adverse impact on our business and financial results.
We purchase high-quality whole bean arabica coffee and related coffee products. The price of coffee is subject to significant volatility and has and may again increase significantly due to one or more of the factors described below. The high-quality arabica coffee of the quality we seek tends to trade on a negotiated basis at a premium above the “C” price. This premium depends upon the supply and demand at the time of purchase and the amount of the premium can vary significantly. Increases in the “C” coffee commodity price do increase the price of high-quality arabica coffee and also impact our ability to enter into fixed-price purchase commitments. We frequently enter into supply contracts whereby the quality, quantity, delivery period, and other negotiated terms are agreed upon, but the date, and therefore price, at which the base “C” coffee commodity price component will be fixed has not yet been established. These are known as price-to-be-fixed contracts. The supply and price of coffee we purchase can also be affected by multiple factors in the producing countries, such as weather (including the potential effects of climate change), natural disasters, crop disease, general increase in farm inputs and costs of production, inventory levels and political and economic conditions, as well as the actions of certain organizations and associations that have historically attempted to influence prices of green coffee through agreements establishing export quotas or by restricting coffee supplies. Speculative trading in coffee commodities can also influence coffee prices. Because of the significance of coffee beans to our operations, combined with our ability to only partially mitigate future price risk through purchasing practices and hedging

activities, increases in the cost of high-quality arabica coffee beans could have a material adverse impact on our profitability. In addition, if we are not able to purchase sufficient quantities of green coffee due to any of the above factors or to a worldwide or regional shortage, we may not be able to fulfill the demand for our coffee, which could have a material adverse impact on our profitability.

Changes in consumer preferences or public attitudes about caffeine could decrease demand for the Company's products.

If consumers are unwilling to accept the Company's products or if general consumer trends cause a decrease in the demand for caffeinated beverages, including cold brew, it would adversely impact the Company's sales and results of operations. There is no assurance that the RTD Coffee segment will experience growth in future periods. The possibility exists that advertising by caffeinated beverage producers could be restricted, that additional cautionary labeling or packaging requirements may be imposed or that there may be renewed efforts to impose, at either the federal or state level, increased excise or other taxes on caffeinated beverages sold in the United States. If caffeinated beverages in general were to fall out of favor among domestic consumers, or if the domestic RTD Coffee industry were subjected to significant additional governmental regulation, it would likely have a significant adverse impact on the Company's financial condition, operating results, and cash flows.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Oksana (Roxanne) Simmons	2,500,000	Preferred Stock	50.0
Michael Sean Simmons	2,500,000	Preferred Stock	50.0

The Company's Securities

The Company has authorized Series I Common Stock, Series II Common Stock, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 97,272 of Series I Common Stock.

Series I Common Stock

The amount of security authorized is 5,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Series I Common Stock.

Material Rights

There are no material rights associated with Series I Common Stock.

Series II Common Stock

The amount of security authorized is 5,000,000 with a total of 0 outstanding.

Voting Rights

1 vote per share

Material Rights

There are no material rights associated with Series II Common Stock.

Preferred Stock

The amount of security authorized is 5,000,000 with a total of 5,000,000 outstanding.

Voting Rights

1 vote per share

Material Rights

Liquidation rights. Holders of Preferred Stock are entitled to preferential liquidation dividends.

Dividend rights. Holders of Preferred Stock are entitled to preferential dividend payments.

Conversion rights. Each share of Preferred Stock is convertible into 1 share of Series II Common Stock.

What it means to be a minority holder

As a minority holder of Series I Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

The Company has not had any recent offering of securities in the last three years.

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Company operations from 2019 to 2020 were impacted by the Covid-19 pandemic. Our customer base is comprised of online retailers, fullfillment of our website, restaurants and large wholesalers. The restaurant sector was down significantly and caused the overall decline in top line revenue. Our wholesaler revenues and our own website revenues were up significantly but not enough to overcome the restaurant sectors. Our own cafe network both domestic and international were also down earlier in the year but have recovered by about 70% and continue to improve. We expect continued improvement especially in the second quarter of 2021 in all sectors. The restaurant sector will be most impacted long term as many small restaurants may not survive. We expect growth in our other sectors to ultimately overcome this decline and return us to growth. Our new nitro cold brew products were just launched late in the 4th quarter of 2020 and do not have a significat impact on revenues yet. We expect significant growth in this sector in 2021 beginning in the second quarter as well.

Historical results and cash flows:

Forward looking company results show growth in our coffee roasting sector thru the wholesaler, web sales, and other online relationships. We expect a leveling out of the restaurant sector with slower recovery. 2020 is an anomoly year due to Covid-19, and while 2021 will continue to show impacts we expect to see improvements by second quarter. Cash flows were impacted in 2020 by reduced overall revenues and higher fixed cost when compared to revenues. We also made significant investments in the Nitro Cold Brew plant equipment as the decision to produce in company instead of a co-packer relationship was made by management. This decision was made due to Covid-19 impacts but will ultimately yield better product margins in exchange for the Cap Ex expenditures. Cash expenditures have historically been funded thru past retained earnings and contributions by the founders. Future cash requirements will be supplemented by crowdfunding.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The Company has a revolving line of credit for $200K with Suntrust bank and currently has a balance of $195K. Cash on hand, PPP round one and the EIDL loan also contribute to our capital resources. Company has also applied for second draw PPP funds and expects them to be approved and received in March of 2021. Additional funds are available from the Founders as needed.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The campaign funds are specifically useful for the launch and growth of our Nitro Cold Brew beverages line. The crowdfunding is currently planned as the primary source of funding for this activity. If we raise the minimum funds, we expect to utilize them immediately. If we raise the maximum funds, we expect those funds to be utilized over an 18 month period.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The Company is a successful, profitable company with a 29 year history. The crowdfunding campaign is not necessary for the viability of the Company and its future success.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The Company can continue to operate indefinitely as it is a profitable entity.

How long will you be able to operate the company if you raise your maximum funding goal?

The Company can continue to operate indefinitely as it is a profitable entity.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Additional capital is available from the Founders.

Indebtedness

- **Creditor:** Paycheck Protection Program ("PPP") loan (thru Suntrust Bank)
  Amount Owed: $99,800.00
  Interest Rate: 1.0%
  Maturity Date: July 01, 2025
  In 2020, the Company procured a $99,800 Small Business Administration Loan under the Paycheck Protection Program ("PPP") as authorized by the CARES Act of 2020. This law was passed in response to the COVID-19 pandemic. The loan is forgivable if the proceeds are used within 24 weeks for payroll costs and certain other allowable uses. The Company expects that this loan will be totally forgiven.

- **Creditor:** Inventory Credit
  Amount Owed: $196,775.00
  Interest Rate: 2.494%
  The Company has a line of credit secured by its inventory that has an interest rate of 2.494 percent per annum and does not have a fixed maturity date.

- **Creditor:** Economic Injury Disaster Loan (thru SBA directly)
  Amount Owed: $159,900.00
  Interest Rate: 3.75%
  Maturity Date: May 01, 2050

- **Creditor:** Greenberry's Franchising Corp, Greenberry's Coffee & Tea Co.
  Amount Owed: $15,875.00
  Interest Rate: 0.0%

Related Party Transactions

- **Name of Entity:** Management and Founders
  Relationship to Company: Related party

Nature / amount of interest in the transaction: Compensation
Material Terms: The Company compensates management, including its founders, according to their stated compensation plan.

- **Name of Entity:** Greenberry's Franchising Corp, Greenberry's Coffee & Tea Co.
  Names of 20% owners: Sean Simmons
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Both affiliates do not have any interest in the Company.
  Material Terms: The Company has received certain funds from affiliates totaling $15,875.

Valuation

Pre-Money Valuation: $55,000,000.00

Valuation Details:

The valuation was determined by using two valuation methodologies: the discounted cash flow model and the market approach model. Under the discounted cash flow model, the Company's intent was to measure the intrinsic value of the business based upon the expected future cash flows while, under the market approach the Company's intent was to measure the value of the business based upon the value of guideline public companies and recent merger and acquisition in the marketplace. Based these two approaches, the Company determined that $55,000,000 is a reasonable pre-money valuation of the Company based on expected sales growth in 2021 and 2022, given the launch of our new Nitro Cold Brew product lines. While success cannot be guaranteed, the Company is confident in the execution of its growth plan with these very unique new ready-to-drink beverages and the growth of this industry. The Company will be valued using similar methods in the future, including any circumstances involving a corporate transaction.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed all preferred stock has converted into common stock. The Company does not have outstanding options, warrants, and other securities with a right to acquire shares, and no shares are reserved for issuance.

The Company set its valuation internally, without a formal-third party independent evaluation.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  96.5%
  When we raise the minimum amount, these funds will be used to market our product lines thru existing channels.

If we raise the over allotment amount of $1,069,992.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  30.0%
  Maximum funding will contribute to marketing with enhanced online and Phase 2 regional distribution support.

- *Company Employment*
  20.0%
  Greenberry's will utilize funds to hire an experienced Director of Sales for our Nitro Coffee Line to continue our national rollout. Further funds will be used to hire sales associates to support the Director's rollout plans.

- *Operations*
  20.0%
  Maximum funding will go towards generally supporting operations as we scale up our distribution and sales efforts.

- *Capitol Expansion of Plant equipment*
  25.0%
  Maximum funding will provide the ability for the company to purchase our own canning line, which can significantly improve product margins. We currently outsource this service.

- *Working Capital*
  1.5%
  General use of proceeds to support working capital needs as we grow. We are a profitable company with positive margins.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://greenberrys.com/ (https://greenberrys.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/nitro

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Greenberry's Coffee Roasters, Inc.

[See attached]

GREENBERRY’S COFFEE ROASTERS, INC.

(a Delaware corporation)

Unaudited Financial Statements

For the calendar years ended December 31, 2020 and 2019

IndigoSpire
CPAs & ADVISORS

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

February 9, 2021

To: Board of Directors
GREENBERRY'S COFFEE ROASTERS, INC.

Re: 2020-2019 Financial Statement Review

We have reviewed the accompanying financial statements of GREENBERRY'S COFFEE ROASTERS, INC. (the "Company"), which comprise the balance sheet(s) as of December 31, 2020 and 2019, and the related statements of income, members' equity/deficit and cash flows for the calendar year periods ended December 31, 2020 and 2019, and the related notes to the financial statements.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
The accompanying restated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in the Notes to the financial statements, the Company has raised substantial doubt about its ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in the Notes to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Sincerely,

IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO

GREENBERRY'S COFFEE ROASTERS, INC.
BALANCE SHEETS
As of December 31, 2020 and 2019
(Unaudited)

ASSETS	**2020**	**2019**
Current Assets		
Cash and cash equivalents	$ 24,635	$ 30,488
Inventory	289,805	214,423
Accounts receivable, net	80,824	134,305
Other current assets	635	2,161
Total current assets	395,898	381,377
Fixed assets, net of accumulated depreciation	121,528	37,805
Other assets	30,670	7,563
Total Assets	$ 548,096	$ 426,745
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Accounts and credit cards payable	$ 20,760	$ 122,649
Due to affiliates	15,875	15,875
Inventory line of credit	196,775	196,775
PPP loan	99,800	--
Other accrued liabilities	17,790	54,727
Total Current Liabilities	351,100	390,026
EIDL loan	159,900	--
Total Liabilities	511,000	390,026
SHAREHOLDERS' EQUITY		
Common stock (25,000 shares authorized, 555 shares outstanding as of December 31, 2020 and 2019)	10,000	10,000
Retained earnings, net of shareholder distributions	27,096	26,719
Total Shareholders' Equity	37,096	36,719
Total Liabilities and Shareholders' Equity	$ 548,096	$ 426,745

GREENBERRY'S COFFEE ROASTERS, INC.
STATEMENT OF OPERATIONS
For calendar years ended December 31, 2020 and 2019
(Unaudited)

	2020	2019
Revenues, net	$ 1,785,849	$ 2,376,867
Less: cost of goods sold	1,232,785	1,562,405
Gross profit	553,064	814,463
Operating expenses		
General and administrative	126,027	286,744
Freight	158,976	130,475
Rent	39,873	39,200
Professional fees	51,081	40,396
Marketing and advertising	83,014	2,713
Total operating expenses	458,971	499,528
Net Operating Income (Loss)	94,093	314,935
Depreciation and amortization (expense)	(19,627)	(171,385)
Interest (expense)	–	(17,018)
Other income (expense), net	75,392	14,596
Income tax (provision) benefit	–	–
Net Income (Loss)	$ 149,828	$ 141,128

GREENBERRY'S COFFEE ROASTERS, INC.
STATEMENT OF MEMBERS' EQUITY (DEFICIT)
For calendar years ended December 31, 2020 and 2019
(Unaudited)

	Common Units		Retained Earnings/(Deficit)	Total Members' Equity (Deficit)
	# Shares	$		
Balance as of January 1, 2019	**555**	**$ 10,000**	**$ 20,303**	**$ 30,303**
Distributions to shareholder			(134,712)	(134,712)
Net income			141,128	141,128
Balance as of December 31, 2019	**555**	**$ 10,000**	**$ 26,719**	**$ 36,719**
Distributions to shareholder			(149,451)	(149,451)
Net income			149,828	149,828
Balance as of December 31, 2020	**555**	**$ 10,000**	**$ 27,096**	**$ 37,086**

GREENBERRY'S COFFEE ROASTERS, INC.
STATEMENT OF CASH FLOWS
For calendar years ended December 31, 2020 and 2019
(Unaudited)

	2020	2019
Operating Activities		
Net Income (Loss)	$ 149,828	$ 141,128
Adjustments to reconcile net income (loss) to net cash provided by operations:		
Add: Depreciation and amortization	19,627	171,385
Changes in operating asset and liabilities:		
Decrease (Increase) in inventory	(75,382)	10,142
Decrease (Increase) in accounts receivable	53,481	(58,789)
Decrease (Increase) in other current assets	1,526	806
Increase (Decrease) in accounts and credit cards payable	(101,889)	(36,118)
Increase (Decrease) in accrued liabilities	(36,836)	9,389
Net cash provided by (used in) operating activities	10,355	237,943
Investing Activities		
Purchases of fixed assets net of any proceeds from disposals	(103,350)	(186,338)
Purchase of other assets	(23,107)	(2,655)
Net cash used in investing activities	(126,457)	(188,993)
Financing Activities		
Proceeds from government-backed loans	259,700	–
(Distributions) to shareholder	(149,451)	(134,712)
Draws/(repayment) of inventory line of credit	–	(279)
Net cash provided by financing activities	110,249	(134,712)
Net change in cash and cash equivalents	(5,853)	(86,041)
Cash and cash equivalents at beginning of period	30,488	116,529
Cash and cash equivalents at end of period	$ 24,635	$ 30,488

NOTE 1 – NATURE OF OPERATIONS

GREENBERRY'S COFFEE ROASTERS, INC. (the "Company"), was originally organized in Virginia on December 29, 2000. On February 4, 2021, the Company re-domiciled under the laws of Delaware. The Company operates and distributes roasted coffee products and Nitro Cold Brew RTD beverages in 12 unique flavors.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
These unaudited financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). In the opinion of management, these unaudited financial statements include all adjustments (consisting of normal and recurring accruals) considered necessary to present fairly the Company's financial position as of December 31, 2020 and 2019, and the results of the Company's operations and cash flows for the twelve months ended December 31, 2019 and 2020. The Company has no items of other comprehensive income (loss); therefore, net income (loss) is equal to comprehensive income (loss).

Use of Estimates
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties
The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit and Customer Risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash, cash equivalents, short term investments and accounts receivable. Cash and cash equivalents are deposited in demand with two financial institution in the United States. Cash and cash equivalents deposited at time may be in excess of the federally insured limits. Management believes that the Company's investments in cash and cash equivalents have minimal risk. The Company has not experienced any losses on its deposits of cash and cash equivalents.

The Company does not require collateral from its customers. Revenue from form its many customers are not concentrated with any one customer.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2020 and 2019, the Company had $24,635 and $30,488 of cash on hand, respectively.

Accounts Receivable
Customers of the Company pay at the time of ordering or purchasing so there are generally no accounts receivable. If the Company ever sells on account, trade receivables due from customers would be uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date.

The Company would estimate an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Inventory
Inventories are stated at the lower of cost (weighted average method) or market. Provisions, when required, are made to reduce excess and obsolete inventories to their estimated net realizable values. If actual future demand or market conditions are less favorable than those projected by management, inventory write-downs may be required. As of December 31, 2020, there is no provision for obsolete inventory.

Fixed Assets
Fixed assets, such as restaurant equipment, computer equipment and capitalized software, are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally between three and five years, or the lease term of the respective assets whichever is shorter. Maintenance and repairs are charged to expense as incurred, and improvements and betterments with a life expectancy greater than a year and costing at least $1,500 are capitalized.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

Fair Value Measurements
Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Revenue Recognition
The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company earns revenue from the sale of its prepared food and drink items to customers and records revenue at the time of sale.

Advertising
The Company expenses advertising costs as they are incurred and such amounts totaled $83,014 and $2,713 for the calendar years ending 2020 and 2019, respectively.

Income Taxes
Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, cryptocurrency valuation and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all the deferred tax assets will not be realized.

The Company is taxed as a S corporation for federal and state income tax purposes. The Company's items of income, deductions, credits, etc. are passed on to the owners of the Company under the Internal Revenue Code. As the Company has recently been formed, no material tax provision exists as of the balance sheet date.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2020 and 2019, the unrecognized tax benefits accrual was zero.

The Company is current with its foreign, US federal and state income tax filing obligations and is not currently under examination from any taxing authority.

Recent Accounting Pronouncements
In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective

for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In February 2016, the Financial Accounting Standards Board ("FASB") issued Update 2016-02, Leases ("Topic 842"). This guidance requires the recognition of liabilities for lease obligations and corresponding right-of-use assets on the balance sheet and disclosure of key information about leasing arrangements. This guidance is effective for fiscal years of private companies beginning after December 15, 2021, and interim reporting periods within fiscal years beginning after December 15, 2022 using a modified retrospective adoption method. Early adoption is permitted. The Company expects to adopt this guidance beginning with its first quarter of fiscal year 2022. We expect adoption of Topic 842 will result in a significant increase in the assets and liabilities on our balance sheets.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – FIXED ASSETS

The balances of inventory and estimated useful lives held by the Company as of December 31 consists of a food truck, furniture and equipment, leasehold improvements, software, vehicles and other long-lived tangible assets:

	2020	**2019**
Beginning balance, net	$ 37,805	$ 52,758
Add: asset additions	103,350	186,338
Less: depreciation expense	(19,627)	(171,385)
Ending balance of Property and equipment, net	**$ 121,528**	**$ 37,805**

NOTE 4 – INCOME TAX PROVISION

The Company will be treated as a S corporation for US and state income tax purposes. The deadline for filing a tax return has not yet been reached for the Company. Once filed, the tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

Contingencies
The Company is not currently involved with and does not know of any pending or threatening litigation.

NOTE 6 – EQUITY AND DEBT

Upon redomiciling to Delaware in February 2021, the Company grew its authorized share capital from 25,000 shares to 10,000,000 shares and the ownership between the only two shareholders was rebalanced such that each owned 250 shares.

The Company has a line of credit secured by its inventory that has an interest rate of 2.494 percent per annum and does not have a fixed maturity date.

In 2020 the Company procured a $99,800 Small Business Administration Loan under the Paycheck Protection Program ("PPP") as authorized by the CARES Act of 2020. This law was passed in response to the COVID-19 pandemic. The loan is forgivable if the proceeds are used within 24 weeks for payroll costs and certain other allowable uses. The Company expects that this loan will be totally forgiven.

Additionally, the Company borrowed $159,900 from the Small Business Administration as an Economic Injury Disaster Loan ("EIDL"). The loan matures in 30 years and bears interest at a rate of 3.75 percent.

NOTE 7 – RELATED PARTY TRANSACTIONS

The Company compensates management, including its founders, according to their stated compensation plan.

Additionally, the Company has received certain funds from affiliates totaling $15,875.

As these transactions are between related parties, there is no guarantee that the terms, pricing and conditions of the transactions are comparable to market rates.

NOTE 8 – SUBSEQUENT EVENTS

Anticipated Crowdfunded Offering
The Company plans to offer up to $2,000,000 in a securities offering exempt from registration under Regulation CF (the "Crowdfunded Offering"). The Company intends to offer non-voting common stock in this issuance as discussed below. The securities offering is anticipated to be listed with StartEngine.

As part of the Crowdfunded Offering, the Company intends to revoke its current election under subchapter S of the Internal Revenue Code and become taxed as a C corporation. This revocation would be accomplished by the creation of three classes of stock: common, non-voting common, and preferred. The current shareholders of the Company would convert their 250 shares of stock into 2,500,000 shares of preferred stock. The Company would offer non-voting common stock as part of the Crowdfunded Offering.

Management's Evaluation

Management has evaluated subsequent events through February 9, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

Greenberry's Hard Coffee

Craft-Roasted Alcohol-Infused Nitro Cold Brew


Greenberry's
COFFEE ROASTERS
SALTED CARAMEL
MOCHA
NITRO
COLD BREW
MADE WITH BOURBON WHISKEY
MADE WITH NEUTRAL SPIRITS
Alc. 4% by Vol.
Alc. 5% by Vol.
LIQUEUR

Website | Charlottesville, VA | FOOD & BEVERAGE

Three major growth trends culminate in this innovative and delicious craft-roasted hard cold brew from Greenberry's, a 28-year veteran in the beverage industry with a footprint in 5 countries.

$0.00 raised

0 Investors	$55M Valuation
$11.00 Price per Share	$110.00 Min. Investment
	Equity Offering Type
$1.07M Offering Max	Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Reasons to Invest

- First-to-market product targeting three cutting-edge growth trends in the exploding hard coffee segment (11,000% growth 2019-2020): ready-to-drink alcoholic beverages (43% growth in 2020), nitro cold brew coffee (40% growth in 2019), and craft beverages (craft spirits 24% growth in volume from 2014-2019)
- Standout quality in the hard coffee and ready-to-drink alcoholic cocktail spaces: ethically sourced beans, pure and delicious flavor, neutral spirits and bourbon vs. malt alcohol, perfect levels of caffeine (34mg) and alcohol (4–5% ABV)
- 28-year record of success in restaurants (3 cafes in Virginia & DC), roasting and distribution (top seller for Costco and one of the first local roasters sold at Whole Foods in the Mid-Atlantic), franchising (6 domestic and 25 international locations), and direct-to-consumer online sales (228% average quarter over quarter growth in Q4 2019 and 2020)

OVERVIEW

Superior Quality and Flavor Capture Market Trends

Cold brew is booming, innovative RTD alcohol is replacing traditional beer and wine, and craft is coming of age. But coffee lovers and alcohol enthusiasts alike have rejected almost every attempt to combine these trends … until now. Introducing Greenberry's Nitro Cold Brew infused with neutral spirits and bourbon — a first-to-market product delivering superior quality and flavor where malt-based products have failed to impress.


Nitro, Meet Spirits
Greenberry's
COFFEE ROASTERS
NITRO
COLD BREW
MADE WITH BOURBON WHISKEY
Alc. 4% by Vol.
LIQUEUR
Greenberry's
COFFEE ROASTERS
NITRO
COLD BREW
MADE WITH NEUTRAL SPIRITS
Alc. 5% by Vol.
LIQUEUR

This delicious new beverage is riding a wave of multiple market trends converging in the hard coffee space, which has experienced 11,000% growth since 2019.

> "HARD COFFEE DOLLAR SALES SEE 11,000% GROWTH SINCE 2019."
>
> BEVINDUSTRY.COM REPORT

THE PROBLEM

Traditional Alcohol Isn't a Draw Anymore

Consumers are giving up traditional drinks in favor of more innovative beverages.

- Beer sales slumped 4.6% from 2018 to 2019
- Wine consumption hit a 25-year low in 2019

Beer Is Steadily Losing Volume


Change in Volume of Beer Produced
(Millions of Barrels)
0
-2
-4
-6
-8
-10
2016
2017
2018
2019

Source, Source

> "BEER SALES SLUMPED 4.6 PERCENT BETWEEN OCTOBER 2018 AND OCTOBER 2019, ACCORDING TO NIELSEN. THE WINNERS HAVE BEEN IN LOW-ALCOHOL NEAR-BEER; 'HARD' COFFEE, KOMBUCHA, AND TEA."
>
> THE WASHINGTON POST

Wine Is In Decline


Change in Volume of Wine Produced
(Millions of 9-L Cases)
374
372
370
368
366
364
362
360
358
2015
2016
2017
2018
2019

Source, Source

> **"AMERICANS BOUGHT LESS WINE LAST YEAR, THE FIRST SUCH DROP IN A QUARTER OF A CENTURY, AS MILLENNIALS OPT FOR ALTERNATIVES LIKE HARD SELTZERS, COCKTAILS AND NONALCOHOLIC BEER."**
>
> THE WALL STREET JOURNAL

Instead, **consumers are flocking to new ways to enjoy alcohol without the negative feelings** — hard seltzers, cocktails, and non-alcoholic beer.

Alternative Alcohols Are Booming


Year Over Year Growth per Category
(2018-2019)
200%
150%
100%
50%
0%
RTD Spirit-Based
RTD Wine-Based
Canned Wine
Hard Seltzer

Source, Source

> **"THE READY-TO-DRINK SPACE IS BOOSTING SALES ACROSS ALL ALCOHOL BEVERAGE CATEGORIES."**
>
> NIELSEN


People Want Healthy, Flavorful Options To Unwind...
This Is What They've Been Waiting For.
COCONUT CHOCOLATE
Greenberry's
COFFEE ROASTERS
NITRO
COLD BREW
MADE WITH NEUTRAL SPIRITS
Alc. 5% by Vol.
LIQUEUR
KEEP REFRIGERATED. SHAKE GENTLY.
12 FLUID OUNCES 355ml

THE SOLUTION

Coffee and Alcohol Come Together for a Delicious, Innovative Experience

Coffee and alcohol are natural companions —

1. They deliver time-tested favorite flavors.
2. They produce feelings consumers love.
3. They are experiencing market growth.

Other brands have tried to add coffee to alcohol, but we think that their results are uninspiring. Their beverages tend to be malt-based (like beer), and in our opinion, they deliver lackluster coffee flavor and a subpar drinking experience. Imagine adding your favorite coffee to your favorite beer and pouring a heap of sugar into it — ick!

That's what was on the market. Until now...


Greenberry's
NITRO
COLD BREW

Backed by 28 years of experience, Greenberry's craft nitro cold-brew RTD cocktails are a perfectly balanced drink — the right amount of caffeine for a little pick-me-up and just enough spirits (not malt-based alcohol) to put a smile on your face.

- All-natural
- Lower caffeine
- Lower alcohol by volume


HONEY VANILLA
MOCHA
SALTED CARAMEL
COCONUT CHOCOLATE
Greenberry's
COFFEE ROASTERS
NITRO
COLD BREW
MADE WITH BOURBON WHISKEY
MADE WITH NEUTRAL SPIRITS
WITH SPIRITS
LIQUEUR

Now available in 6 delicious flavors —

- Salted Caramel with Bourbon
- Honey Vanilla with Bourbon
- Coconut Chocolate with Spirits
- Salted Caramel with Spirits
- Honey Vanilla with Spirits
- Mocha with Spirits



Misha
@mishadaboss

Man – its so smooth and creamy.
It has a nice light caramel flavor
but its not too heavy. It's just way too
easy to sip on!

This testimonial may not be representative of the experience of other customers and are not a guarantee of future performance or success.

[placeholder for "Inside the Innovation: Creating Greenberry's Nitro" video below]





Greenberry's
NITRO

HOW WE ARE DIFFERENT

First-to-Market RTD Coffee with *Spirits*, not Malt-Based Alcohol

As the first brand to pair nitro cold brew coffee with spirits instead of malt-based alcohol, we put the coffee flavor front and center. Together, ethically sourced nitrogen-infused cold brew and spirit-based alcohol give you an ideal ready-to-drink cocktail —

- **Refreshing** and smooth
- **Great taste**
- Only **all-natural** ingredients
- **No artificial flavors** or sweeteners
- Preservation of true **craft coffee flavor**

Spiking the Competition 😏

	Café Agave	Pabst Hard Coffee (PBR)	La Colombe/ MillerCoors	Rebel Hard Coffee	Newground Hard Latte	Greenberry's Nitro
ABV	12.5%	5%	4.2%	4.2%	5%	4%-5%
Alcohol Type	Wine	Malt	Malt	Malt	Malt	Neutral Spirits or Bourbon
Caffeine	Low/42mg	Low/30mg	Low/50mg	Low/45mg	Low	Low/35mg
Flavors	4	1	2	3	2	6
All-Natural	Yes	No	Yes	Yes	Yes	Yes
Size	6.3oz	11oz	9oz	11oz	6.76oz	12oz
Cold Brew	Yes	No	Yes	Yes	Yes	Yes
Nitro	No	No	No	No	Yes	Yes



Rebecca
@reebsandthethreeps

It was DELICIOUS!!! Perfect amount of sweet and complimented the coffee.

This testimonial may not be representative of the experience of other customers and are not a guarantee of future performance or success.


NITRO
COLD BREW
Greenberry's
enberry's
COFFEE CO

THE MARKET

11,000% Growth: Three Top Market Trends Converge

Greenberry's Nitro with Spirits arrived at just the right time to take advantage of three trending markets:

- **Alcoholic RTD consumption,** 43% growth in 2020 (source, source)
- **Authentic craft spirits,** 24% growth in volume from 2014-2019 (source)
- **Nitro cold brew coffee,** 40% growth in 2019 (source)


"THE RTD NITRO COLD BREW MARKET IS GROWING AT A RATE OF ALMOST 40% PER YEAR."
STARBUCKS CORPORATION

A first-to-market product, Nitro stands out in the exploding **hard coffee segment** which experienced **11,000% growth since 2019**. (No, that is *not* a typo, or a meme stock!)


Canned RTD
Authentic Craft Beverages
Nitro Cold Brew Coffee
Greenberry's
COFFEE ROASTERS
NITRO
COLD BREW
MADE WITH NEUTRAL SPIRITS
Alc. 5% by Vol.
LIQUEUR

Competition hasn't yet heated up in the global market for RTD cocktails that combine coffee and spirits. Greenberry's, with an existing global footprint in Asia, Europe, and the Middle East, is positioned to claim the rewards of this excellent opportunity.


"THESE NEWER ALCOHOL SEGMENTS ARE 'PROVIDING EXPANSION OPPORTUNITIES' ACROSS THE ALCOHOL CATEGORY."
NIELSEN, THE SPIRITS BUSINESS
"ALL SIGNS POINT TO HARD COFFEE BEING A BIG SUCCESS."
THE MOTLEY FOOL
"CONSUMERS ARE HAVING COFFEE NOT JUST FOR FUNCTIONAL REASONS, BUT FOR ENJOYMENT. IT SEEMS TO BE OPENING UP A WORLD OF COMPANIONS THAT'D GO ALONG WITH IT."
THRILLIST
"THE EXPLOSION OF SELTZERS IS A REFLECTION OF CONSUMERS WANTING TO PUT GOOD STUFF IN THEIR BODIES OR NOT PUT BAD STUFF IN."
THE WALL STREET JOURNAL
"HARD COFFEE DOLLAR SALES SEE 11,000% GROWTH SINCE 2019."
BEVINDUSTRY.COM
"BREWERS LARGE AND SMALL ARE BETTING BIG ON HARD COFFEE."
WINE ENTHUSIAST

OUR TRACTION

28 Years of Craft Coffee

Greenberry's has been roasting, brewing, selling, packing, shipping, and distributing coffee since 1992.

1992 – Greenberry's starts roasting coffee and opens first cafe

1999 – Second location opens

2006 – Whole Foods partnership begins

2014 – First international venture

2015 – Cold Brew introduced

2016 – Nitro Cold Brew on tap

2019 – Nitro canning operation begins

2020 – Nitro Cold Brew with Alcohol launched

Greenberry's products are distributed in 48 U.S. states and 4 other countries, so the road is already paved for rapid domestic and international expansion of the new Nitro with Spirits line.

4+ years of Nitro Cold Brew expertise and 2+ years of large-scale canning of our non-alcoholic Nitro prepared us to move quickly with this new product. In just six months (during COVID), Nitro with Spirits successfully saturated Greenberry's home markets of Virginia and D.C through top grocery and retail stores.

For our next phase of expansion, we are in talks with key distributors in high-tourism and vacation states along the East Coast, including Florida, Georgia, and the Carolinas.




Greenberry's
NITRO
COLD BREW

Online direct-to-consumer sales are growing too, with an average of 228% quarter over quarter growth in Q4 2019 and 2020.

WHAT WE DO

We Balance Health, Convenience, and Taste

Each Nitro Cold Brew with Spirits blend is a perfect balance of nitrogen-infused coffee, flavor, and alcohol.

From bourbon whiskey to neutral spirits, consumers can choose from a variety of flavors:


Salted Caramel With Sprits
SALTED CARAMEL
Greenberry's
COFFEE ROASTERS
NITRO
COLD BREW
WITH SPIRITS
5.1% ALCOHOL

All of these flavors are...

- All-natural
- Low-caffeine (35 mg – about as much as a quarter cup of coffee)
- Low-alcohol (4% - 5% ABV)
- Shelf-stable (1 year shelf life)

So whether you need a perfect brunch beverage, an afternoon pick-me-up, or an evening cocktail, our delicious hard coffee is there for you, ready to drink.


Tasting Is Believing
MAPLE
Greenberry's
COFFEE ROASTERS
NITRO
COLD BREW

Steven M ★★★★★

I'm very picky when it comes to coffee and have been making my own homemade cold brew for years. After getting tired of it and looking for a brief change I decided while in Walmart a few weeks ago I would pick up some nitro cans from one of your national competitors. They were sold out and the only option was Greenberry's Maple Nitro.
I figured I would give it a try but didn't have high expectations as I never heard of your company. I was wrong - it was excellent and is now one of my favorites! Since then I have bought out the small supplies at 3 different local Walmart stores, referred a few friends, and then decided to check out your website, hence the order. You guys have an excellent product which I look forward to as part of my morning coffee routine.

These testimonials may not be representative of the experience of other customers and are not a guarantee of future performance or success.

THE BUSINESS MODEL

Vertical Integration and Superior Coffee

We do everything but grow the beans: roasting, brewing, selling, packing, and shipping.



This vertical integration makes Greenberry's a powerful force in the expanding market for high-quality hard coffee. And with 28 years of dedication to perfect craft coffee, nothing is compromised.

[placeholder for "The Greenberry's Way" video below]



This is what our established distribution lines look like for Nitro...


Phase III

Phase I: Virginia and Washington DC, Q3 2020 – Q1 2021
Partner Distribution :

- Hop & Wine Beverage (Mid-Atlantic Distributor)
- Blue Ridge Beverage (Central and Southwest Virginia)

Phase II: Southern Vacation States, Next 60 days (March/April 2021)

- Florida, Georgia, North Carolina, South Carolina

Phase III: National and Int'l Expansion, Q2 2021 - Q4 2021

- Expand nationally with regional grocery chain connections
- Distribute new products alongside existing product lines in Japan and the Middle East
- Begin EU distribution through Greenberry's subsidiary in Ireland

Current Regional and National Retail Partners:
Walmart, Whole Foods Market, Trader Joe's, Costco, The Fresh Market, Wegmans, Food Lion, Kroger, Harris Teeter and Local Stores

Our online campaigns and social media routinely spark local awareness and early sales when new stores or chains begin selling our products.



THE VISION

Greenberry's Plans to Deliver Exceptional Hard Coffee across Four Continents

We aim to take our blend of bold flavors, quality ingredients, and consumer convenience to the next level.

- Regional partnerships with Whole Foods, Walmart, Costco, and Trader Joe's are ready to expand into national distribution.
- Connections in Europe, Asia, and the Middle East are gateways to international distribution.


MOCHA
Greenberry's
EST'D 1992
COFFEE ROASTERS
NITRO
COLD BREW
216mg CAFFEINE = 12oz CUP OF COFFEE
BEST SERVED CHILLED. SHAKE GENTLY.
12 FLUID OUNCES 355ml

We believe that in the next five years, Greenberry's spirit-infused nitro cold brew will have distribution imprints across the U.S., Europe, Asia, and the Middle East.


U.S.
Europe
Asia
Middle East
SALTED CARAMEL
Greenberry's
COFFEE ROASTERS
NITRO
COLD BREW
MADE WITH BOURBON WHISKEY
Alc. 4% by Vol.
LIQUEUR

These events are considered anticipated as they aren't distributed yet in Europe, the Middle East, and Asia as of yet.

Our team is on track to establish distributor and retail partners in each region, and our bolder, healthier hard coffee will surely make waves in those markets.









PERKS

[waiting on image]

OUR LEADERSHIP

Meet the Nitro Founders

Founders Sean and Roxanne Simmons have over 30 years of experience in the specialty coffee industry. What began in 1992, when they brought high quality coffee to their first location in Charlottesville VA, has now grown into an international success.



This hard coffee launch shows what they are best at — roasting world-class coffee with an entrepreneurial spirit for innovation. Greenberry's business and coffee management team members share this vision, and have made it a reality.


Greenberry's
COFFEE CO.
25TH
ANNIVERSARY
1992 - 2017

WHY INVEST

It's the Perfect Time for this Product, and We Have the Expertise

There's no question — beer and wine are on the decline, and consumers are flocking to canned RTD cocktails.

As Cold Brew continues its own meteoric rise, the combination of these trends is the next big growth market.

Right now, hard coffee is outpacing almost all other beverage categories — *combined — at 11,000% growth in 2019*! Consumers are demanding quality in the midst of this innovation on the world's two favorite beverages, and no other brand is getting the product right.

With a 28-year track record, a growing domestic and international distribution network, and a superior product, Greenberry's is the right brand to excel in the RTD coffee cocktail market.


MOCHA
SALTED CARAMEL
HONEY VANILLA
Greenberry's
COFFEE ROASTERS
NITRO
COLD BREW
MADE WITH NEUTRAL SPIRITS
Alc. 5% by Vol.
LIQUEUR
MADE WITH BOURBON WHISKEY
Alc. 4% by Vol.

We believe the growth we've seen so far is the just the beginning of an explosive shift in the beverage markets. Greenberry's Nitro Cold Brew with Spirits is the innovative product that is uniquely positioned to maximize your investment. Are you ready?



TIMELINE

The Time is Now, All that is Missing is YOU!

Timeline:

1992 | Founded |

- Greenberry's starts with a 30kg roaster and first original storefront in Charlottesville, VA.

1999 | Expansion |

- Second Greenberry's location opens in McClean, VA.

2006 | Whole Foods |

- Greenberry's becomes one of the first craft roasters carried in Whole Foods.

2014 | Global Brand |

- Greenberry's international footprint begins.

2015 | Cold Brew |

- Greenberry's introduces Cold Brew in it's cafes.

2016 | Roasting Capacity Doubled |

- To meet increasing demand from wholesale and retail partnerships, roasting capacity doubled to 60g roaster.

2016 | Nitro Cold Brew |

- Greenberry's introduces Nitrogen Infused Cold Brew into Café's on tap.

2017 | Original Nitro Flavors |

- Greenberry's introduces three original flavors of Nitro Cold Brew: Salted Caramel, Maple and Pure.

2018 | CostCo |

- Greenberry's Begins Relationship with Costco, quickly becoming one of the top sellers in the Mid-Atlantic.

2019 September | Canned Nitro |

- Greenberry's introduces 12 oz canned RTD Nitro Cold Brew Coffee.

2019 October | European Company Established |

- Greenberry's Launches Irish subsidiary to focus on European launch and distribution.

2019 April | Brewery Installed |

- Greenberry's installs 62 BBL capacity cold brew brewery in facility.

2020 April | First-To-Market Alcoholic Nitro |

- Greenberry's introduces the first Alcohol Nitro Coffee Line with six flavors.

2020 Q2 | Distribution Begins |

- Two initial distribution partners signed: Hop & Wine and Blue Ridge Beverage.

2020 June | Whole Foods Round 2 |

- Wholefoods Market is the first launch retail partner for Nitro.

2020 July | Brewery Quadrupled |

- Greenberry's quadruples brewery to 246 BBL capacity.

2020 July | Nitro Food Truck |

- Greenberry's Nitro Food Truck launched.

2020 July | Non-Alcoholic Nitro Additions |

- Greenberry's expands flavor offerings in non-alcohol lineup to include six flavors.

2020 Q3 | Retail Expansion |

- Food Lion, Walmart, Trader Joes, Tiger Fuel, Costco, and The Fresh Market begin carrying the Nitro line.

2020 November | Facility Expansion |

- Greenberry's announces start of construction of new production facility and headquarters. Completion expected June 2021.

2020 December | Major Chains Added |

- Harris Teeter and Wegmans announce they will carry the Nitro line.

2021 February | Variety Pack |

- Greenberry's introduces boxed packaging to include first variety packs.

Anticipated 2021 June | New Facility with Tap Room |

- Opening of new facility with tap room and double roasting capacity with a 120kg roaster.

Offering Summary

Company	:	Greenberry's Coffee Roasters, Inc.
Corporate Address	:	1610 Quail Run, Charlottesville, VA 22911
Offering Minimum	:	$9,999.00
Offering Maximum	:	$1,069,992.00
Minimum Investment Amount (per investor)	:	$110.00

Terms

Offering Type	:	Equity
Security Name	:	Series I Common Stock
Minimum Number of Shares Offered	:	909
Maximum Number of Shares Offered	:	97,272
Price per Share	:	$11.00
Pre-Money Valuation	:	$55,000,000.00

**Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.*

Time-Based Perks

- Invest within the first 4 days and receive 15% bonus shares
- Invest in days 5-10 days and receive 10% bonus shares
- Invest within days 11-17 of the campaign and receive 5% bonus shares

Volume-Based Perks

Tier 1 – $197

- Nitro Owner's Certificate
- 5% off all online purchases for 1 year

Tier 2 – $497

- Nitro Owner's Certificate
- 1 Exclusive Greenberry's Nitro Owner's Sticker
- 10% off all online purchases for 1 year

Tier 3 – $997

- 2% Bonus Shares
- Nitro Owner's Certificate & Nitro Up "Founders Club" Lifetime Status
- 2 Exclusive Greenberry's Nitro Owner's Stickers
- 2 Exclusive Greenberry's Nitro Coasters
- 2 Exclusive Greenberry's Nitro Pint Glasses
- $25 Online Gift Card
- 10% off all online purchases for 1 year

Tier 4 – $2,997

- 3% Bonus Shares
- Nitro Owner's Certificate & Nitro Up "Founders Club" Lifetime Status
- 2 Exclusive Greenberry's Nitro Owner's Stickers
- 2 Exclusive Greenberry's Nitro Coasters
- 2 Exclusive Greenberry's Nitro Pint Glasses
- $35 Online Gift Card
- 15% off all online purchases for 1 year

Tier 5 – $4,997

- 5% Bonus Shares
- Nitro Owner's Certificate & Nitro Up "Founders Club" Lifetime Status
- 2 Exclusive Greenberry's Nitro Owner's Stickers
- 4 Exclusive Greenberry's Nitro Coasters
- 4 Exclusive Greenberry's Nitro Pint Glasses
- $50 Online Gift Card
- 15% off all online purchases for 1 year
- Invitation to a Nitro Canning Session

Tier 6 – $9,997

- 8% Bonus Shares
- Nitro Owner's Certificate & Nitro Up "Founders Club" Lifetime Status
- 4 Exclusive Greenberry's Nitro Owner's Stickers
- 4 Exclusive Greenberry's Nitro Coasters
- 4 Exclusive Greenberry's Nitro Pint Glasses
- $100 Online Gift Card
- 20% off all online purchases for 1 year
- Invitation to a Nitro Canning session

Tier 7 – $19,997

- 9% Bonus Shares
- Nitro Owner's Certificate & Nitro Up "Founders Club" Lifetime Status
- 4 Exclusive Greenberry's Nitro Owner's Stickers
- 4 Exclusive Greenberry's Nitro Coasters
- 4 Exclusive Greenberry's Nitro Pint Glasses
- $100 Online Gift Card
- 20% off all online purchases for 1 year
- Roaster and Brewer for a Day Experience

Tier 8 – $49,997

- 10% Bonus Shares
- Nitro Owner's Certificate & Nitro Up "Founders Club" Lifetime Status
- 4 Exclusive Greenberry's Nitro Owner's Stickers
- 4 Greenberry's Nitro Coasters
- 4 Greenberry's Nitro Pint Glasses
- $100 Online Gift Card
- 20% off all online purchases for 1 year
- Nitro Up Experience – 2 night stay in Charlottesville, invitation to Roast and Brew for a Day with the owners followed by local excursions in the restaurant, winery, and brewery capital of the US

**All perks occur when the offering is completed.*

StartEngine 10% Owners' Bonus

Greenberry's Coffee Roasters, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $11 / share, you will receive 10 additional Common Stock shares, meaning you'll own 110 shares for $1,100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

Example - The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Greenberry's Hard Coffee to get notified of future updates!

Comments (0 total)

Add a public comment...

0/2500

I'm not a robot

reCAPTCHA
Privacy - Terms

Post

Please sign in to post a comment.

Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. (“StartEngine”), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA’s BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

As Roxanne and i were putting together our thoughts about where the opportunity was for the Greenberry's Nitro Coffee and the hard coffee variant of it, we really looked at what was going on in the marketplace and ready to drink beverages are really exploding right now. In addition that, cold brew and nitro cold brew have been on trend in the coffee industry for some time that are doing extremely well. Craft beer itself is gaining popularity even though overall beer sales are down, and finally we thought hard coffee is really the newest entrant into the ready to drink category we're really at the beginning of a great growth curve, which has actually been illustrated by a recent article I read which showed that there's been 11,000% growth in the hard coffee segments. There's tremendous growth opportunities. Other competitors have come to the marketplace are using a malt brewing process, which is very similar to beer, and there's even a few out there that are trying to combine wine with coffee, but Greenberry's established our base by using neutral spirits and bourbon as the alcohol that we use. We were the first in the industry to do that. We're actually taking a very small quantity of alcohol and putting it in the can, and the key benefit for that is it preserves that wonderful dark roast coffee flavor in the nitro itself, and I think that's something that's lost in most of our competitors. I've been in the coffee business for almost 30 years. It started in our kitchen when we were living in Pennsylvania, and we decided we wanted to be entrepreneurs and we came up with the idea of going into the coffee business. My husband's father introduced us to a guy named Jamie, who ran a small coffee shop in Austin, Texas who was friends with Alfred Pete. I really consider Alfred to be the original specialty coffee guy in America. He was the impetus for Starbucks. It was just wonderful. We thought it was the best thing ever. We brought it to Virginia. The high points of the last 30 years would be when we opened our first store obviously. From humble beginnings became a big success with the stores. The other big highlight was when we started going international. We now have stores in Japan in the Middle East and soon in Europe as well and then being able to roast our own coffee and start producing the Greenberry's Nitro products has really been something very exciting in the most recent times, Iur Phase One approach, which was to get all of the major retailers in Virginia and DC on board. Our initial launch partner was Whole Foods, and that's been a tremendous success for us. It's being followed on by Harris Teeter, Walmart, Costco. I believe bringing nitro coffee to the overseas markets both in Asia and in Europe it's going to be a big opportunity for us as a company. Greenberry's Coffee Roasters is our company that fostered and brought the nitro cold brew and the hard coffee to market that's the company that we're excited to put on StartEngine to raise capital to continue to fuel our growth. We also have the added benefit of having affiliate companies that have allowed us to expand the Greenberry's Cafe footprint internationally in key markets both in the Middle East as well as Asia. If I were to talk to someone for the first time about investing in Greenberry's nitro coffee it is that you are looking forward into the future at a success story that's really based in the present. Cold brew coffee has been around since the 1970s. It was resurrected about seven or eight years ago and has become very successful. Craft cocktails are now the big hot thing right now, and I think we're going to ride that wave of craft cocktails in our own subset, so you mix alcohol, coffee, and entrepreneurial family-oriented company, I think you've got a great investment story.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "GREENBERRY'S COFFEE ROASTERS, INC.", FILED IN THIS OFFICE ON THE TENTH DAY OF MARCH, A.D. 2021, AT 7:13 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

SECRETARY'S OFFICE 1793 DELAWARE 1855

5009139 8100
SR# 20210867185

Authentication: 202704429
Date: 03-11-21

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

GREENBERRY'S COFFEE ROASTERS, INC.

The undersigned, the Chief Operating Officer of Greenberry's Coffee Roasters, Inc., for the purpose of amending and restating the Corporation's Certificate of Incorporation, pursuant and subject to the provisions of Section 242 and 245 of the Delaware General Corporation Law, hereby certifies that the name of the Corporation is Greenberry's Coffee Roasters, Inc., which was incorporated in the State of Delaware on February 5, 2021, and that this Amended and Restated Certificate of Incorporation has been duly adopted by the Corporation in accordance with the provisions of Section 245 of the Delaware General Corporation Law. The undersigned further certifies that:

ARTICLE I

The name of the corporation (the "**Corporation**") is Greenberry's Coffee Roasters, Inc.

ARTICLE II

The registered office of the Corporation in the State of Delaware is The Corporation Trust Company, 1209 Orange Street, Corporation Trust Center, City of Wilmington, County of New Castle, 19801 and the name of the registered agent of the corporation in the State of Delaware at such address is The Corporation Trust Company.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the Delaware General Corporation Law.

ARTICLE IV

The total number of shares of all classes of stock that the Corporation has authority to issue is 15,000,000 shares, consisting of (a) 10,000,000 shares of Common Stock, $0.0001 par value per share (the "**Common Stock**") and (b) 5,000,000 shares of Preferred Stock, $0.0001 par value per share (the "**Preferred Stock**"). The Common Stock may be issued from time to time in one or more series, each of such series to consist of such number of shares and to have such terms, rights, powers and preferences, and the qualifications and limitations with respect thereto, as stated or expressed herein. As of the effective date of this this Certificate of Incorporation (this "**Certificate**"), the Common Stock shall be comprised of two series designated as follow: Series I Common Stock ("**Series I Common Stock**") and Series II Common Stock ("**Series II Common Stock**"). The Preferred Stock shall have the designations, powers, preferences, rights, qualifications, limitations or restrictions which are not applicable to the Common Stock as stated or expressed in this Article IV.

State of Delaware
Secretary of State
Division of Corporations
Delivered 07:13 PM 03/10/2021
FILED 07:13 PM 03/10/2021
SR 20210867185 - File Number 5009139

A. COMMON STOCK

The number of shares constituting the Series I Common Stock shall be 5,000,000. The number of shares constituting the Series II Common Stock shall be 5,000,000. The following rights, powers privileges and restrictions, qualifications, and limitations apply to the Common Stock:

1. General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and privileges of the holders of the Preferred Stock set forth in this Certificate.

2. Voting. The Series I Common Stock shall be non-voting stock and the holders of the Series I Common Stock shall have no right to vote on any matter on which the stockholders of the Corporation are entitled to vote, including on any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting). The holders of the Series II Common Stock are entitled to one vote for each share of Series II Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). Unless required by law, there shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

B. PREFERRED STOCK

The following rights, powers and privileges, and restrictions, qualifications and limitations, shall apply to the Preferred Stock. Unless otherwise indicated, references to "Sections" in this Part B of this Article IV of this Certificate refer to sections of this Part B only.

1. Dividends, Liquidation, Dissolution, or Winding Up.

1.1 Payments to Holders of Preferred Stock.

1.1.1 Preferential Dividend Payments to Holders of Preferred Stock. Except for dividends made upon the voluntary or involuntary liquidation, dissolution, or winding up of the Corporation or any Deemed Liquidation Event (as defined below) (**"Liquidation Dividends"**), the holders of shares of Preferred Stock, before any dividends or payments are made to the holders of Common Stock by reason of their ownership thereof, shall be entitled to receive during each Dividend Period the first Five Hundred Thousand Dollars ($500,000) of dividends which are declared by the Board and paid during such Dividend Period (the **"Preferred Dividend Amount"**). A **"Dividend Period"** is each fiscal year of the Company, and the first Dividend Period shall commence on the date that this Certificate is filed and admitted to record by the Secretary of State of the State of Delaware and shall end on the last day of the Company's fiscal year in which such date falls. The Preferred Dividend Amount for each Dividend Period shall be paid to the holders of the shares of Preferred Stock on a pro rata basis in proportion to the number of shares of Preferred Stock held by each such holder. After the Preferred Dividend has been paid for a Dividend Period, the Corporation shall declare all dividends pro rata on the Common Stock and the Preferred Stock on a *pari passu* basis according to the number of shares of Common Stock held by such holders. For this purpose, each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder pursuant to Section 3. Dividends are payable only when, as and if declared by the Board.

1.1.2 Preferential Liquidation Dividends to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation or any Deemed Liquidation Event (as defined below), before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, the holders of the shares of Preferred Stock then outstanding must be paid out of the funds and assets available for distribution to its stockholders, an amount equal to the Preferred Liquidation Amount plus any dividends declared but unpaid on the Preferred Stock. The **"Preferred Liquidation Amount"** is Five Million Dollars ($5,000,000). The Preferred Liquidation Amount shall be paid pro rata to each holder of shares of Preferred Stock in proportion to the number of shares of Preferred Stock held by such holder. If upon any such liquidation, dissolution, or winding up or Deemed Liquidation Event of the Corporation, the funds and assets available for distribution to the stockholders of the Corporation are insufficient to pay the holders of shares of the Preferred Stock the full amount to which they are entitled under this Section 1.1.2, the holders of shares of the Preferred Stock will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of the Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

1.2 Payments to Holders of Common Stock In the event of any voluntary or involuntary liquidation, dissolution, or winding up or Deemed Liquidation Event of the Corporation, after the payment of all preferential amounts required to be paid to the holders of shares of Preferred Stock as provided in for in this Section 1.1, the remaining funds and assets available for distribution to the stockholders of the Corporation will be distributed among the holders of the Common Stock and the Preferred Stock on a *pari passu* basis according to the number of shares of Common Stock held by such holders. For this purpose, each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder pursuant to Section 3.

1.3 Deemed Liquidation Events.

1.3.1 Definition. Each of the following events is a **"Deemed Liquidation Event"** unless the holders of at least a majority of the outstanding shares of Preferred Stock by written consent or affirmative vote, given in writing or by vote at a meeting, consenting, or voting (as the case may be) separately as a single class, elect otherwise by written notice received by the Corporation at least five (5) days prior to the effective date of any such event:

(a) a merger or consolidation in which the Corporation is a constituent party except any such merger or consolidation involving the Corporation in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for equity securities that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the equity securities of (1) the surviving or resulting party; or (2) if the surviving or resulting party is a wholly owned subsidiary of another party immediately following such merger or consolidation, the parent of such surviving or resulting party; provided that, for the purpose of this Section 1.3.1, all shares of Common Stock issuable upon exercise of options outstanding immediately prior to such merger or consolidation or upon conversion of Convertible Securities (as defined below) outstanding immediately prior to such merger or consolidation shall be deemed to be outstanding immediately prior to such merger or consolidation and, if applicable, deemed to be converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of Common Stock are converted or exchanged; or

(b) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or, if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation, except where such sale, lease, transfer or other disposition is to the Corporation or one or more wholly owned subsidiaries of the Corporation.

1.3.2 Amount Deemed Paid or Distributed. The funds and assets deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer or other disposition described in this Section 1.3 will be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board.

2. Voting.

2.1 General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock may cast the number of votes equal to the number of shares of Series II Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of this Certificate, holders of Preferred Stock shall vote together with the holders of Series II Common Stock as a single class on an as-converted basis, shall have full voting rights and powers equal to the voting rights and powers of the holders of shares of Series II Common Stock, and shall be entitled, notwithstanding any provision of this Certificate, to notice of any stockholder meeting in accordance with the Bylaws of the Corporation.

2.2 Preferred Stock Protective Provisions The Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or this Certificate) the written consent or affirmative vote of holders of at least a majority of the outstanding shares of Preferred Stock, given in writing or by vote at a meeting, consenting, or voting (as the case may be) separately as a single class:

2.2.1 alter the rights, powers or privileges of the Preferred Stock set forth in the Restated Certificate or Bylaws, as then in effect, in a way that adversely affects the Preferred Stock;

2.2.2 increase or decrease the authorized number of shares of any class or series of capital stock;

2.2.3 authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation of the Corporation, as then in effect, that are senior to or on a parity with any series of Preferred Stock;

2.2.4 redeem or repurchase any shares of Common Stock or Preferred Stock (other than pursuant to employee or consultant agreements giving the Corporation the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);

2.2.5 declare or pay any dividend or otherwise make a distribution to holders of Preferred Stock or Common Stock;

2.2.6 increase or decrease the number of directors of the Corporation;

2.2.7 liquidate, dissolve, or wind-up the business and affairs of the Corporation, effect any Deemed Liquidation Event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining the approval required by this Section 2.2.

3. **Conversion.** The holders of the Preferred Stock shall have the following conversion right (the "**Conversion Rights**"):

3.1 Conversion Ratio. Each share of Preferred Stock is convertible into one (1) share of Series II Common Stock.

3.2 Termination of Conversion Rights. Subject to Section 3.3.1 in the case of a Contingency Event, in the event of a liquidation, dissolution, or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights will terminate at the close of business on the last full day preceding the date fixed for the first payment of any funds and assets distributable on such event to the holders of Preferred Stock.

3.3 Mechanics of Conversion.

3.3.1 Notice of Conversion. To voluntarily convert shares of Preferred Stock into shares of Series II Common Stock, a holder of Preferred Stock shall surrender the certificate or certificates for the shares of Preferred Stock (or, if such registered holder alleges that any such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that the holder elects to convert all or any number of the shares of the Preferred Stock represented by the certificate or certificates and, if applicable, any event on which the conversion is contingent (a "**Contingency Event**"). The conversion notice must state the holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Series II Common Stock to be issued. If required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of the certificates (or lost certificate affidavit and agreement) and notice (or, if later, the date on which all Contingency Events have occurred) will be the time of conversion (the "**Conversion Time**"), and the shares of Series II Common Stock issuable upon conversion of the shares of Preferred Stock represented by such certificate shall be deemed to be outstanding of record as of such time. The Corporation shall, as soon as practicable after the Conversion Time, (a) issue and deliver to the holder, or to the holder's nominees, a certificate or certificates for the number of full shares of Series II Common Stock issuable upon the conversion in accordance with the provisions of this Certificate and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into shares of Series II Common Stock; and (b) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

3.3.2 Reservation of Shares. For the purpose of effecting the conversion of the Preferred Stock, the Corporation shall at all times while any share of Preferred Stock is outstanding, reserve and keep available out of its authorized but unissued capital stock, that number of its duly authorized shares of Series II Common Stock as may from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Series II Common Stock is not be sufficient to effect the conversion of all then-outstanding shares of the Preferred Stock, the Corporation shall use its best efforts to cause such corporate action to be taken as may be necessary to increase its authorized but unissued shares of Series II Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Certificate.

3.3.3 Effect of Conversion. All shares of Preferred Stock that shall have been surrendered for conversion as provided in this Certificate shall no longer be deemed to be outstanding and all rights with respect to such shares will immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued.

ARTICLE V

A. **Management by Board of Directors.** The management of the business and the conduct of the affairs of the corporation will be vested in its Board of Directors (the "**Board**"). The number of directors which will constitute the whole Board of Directors will be fixed by the Board of Directors in the manner provided in the Bylaws. Unless and except to the extent that the Bylaws of the Corporation so require, the election of directors of the Corporation need not be by written ballot.

B. **No Cumulative Voting.** No person entitled to vote at an election for directors may cumulate votes to which such person is entitled unless required by applicable law at the time of such election. During such time or times that applicable law requires cumulative voting, every stockholder entitled to vote at an election for directors may cumulate such stockholder's votes and give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of votes to which such stockholder's shares are otherwise entitled, or distribute the stockholder's votes on the same principle among as many candidates as such stockholder desires. No stockholder, however, will be entitled to so cumulate such stockholder's votes unless (1) the names of such candidate or candidates have been placed in nomination prior to the voting; and (2) the stockholder has given notice at the meeting, prior to the voting, of such stockholder's intention to cumulate such stockholder's votes. If any stockholder has given proper notice to cumulate votes, all stockholders may cumulate their votes for any candidates who have been properly placed in nomination. Under cumulative voting, the candidates receiving the highest number of votes, up to the number of directors to be elected, are elected.

C. **Removal.** Subject to any limitations imposed by applicable law, any director may be removed from office at any time, with or without cause, by the affirmative vote of the holders of a majority of the voting power of all then-outstanding shares of capital stock of the Corporation entitled to vote generally at an election of directors.

D. **Empowerment Regarding Bylaws.** The Board of Directors is expressly empowered to adopt, amend or repeal the Bylaws of the corporation. The stockholders will also have power to adopt, amend or repeal the Bylaws of the Corporation; provided, however, that, in addition to any vote of the holders of any class or series of stock of the Corporation required by law or by this Certificate, such action by stockholders will require the affirmative vote of the holders of at least a majority of the voting power of all of the then-outstanding shares of the capital stock of the corporation entitled to vote generally in the election of directors, voting together as a single class.

ARTICLE VI

A. **Liability of Directors Limited.** The liability of the directors for monetary damages for breach of fiduciary duty as a director is eliminated to the fullest extent under applicable law.

B. **Indemnification Authorized.** To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which applicable law permits the corporation to provide indemnification) through Bylaws provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise in excess of the indemnification and advancement otherwise permitted by such applicable law. If applicable law is amended after approval by the stockholders of this Article VI to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director to the Corporation will be eliminated or limited to the fullest extent permitted by applicable law as so amended.

C. **Limitation on Repeal of Article VI.** Any repeal or modification of this Article VI is only prospective and does not affect the rights or protections or increase the liability of any officer or director under this Article VI in effect at the time of the alleged occurrence of any act or omission to act giving rise to liability or indemnification.

ARTICLE VII

The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate in the manner now or hereafter prescribed by statute, and all rights conferred upon the stockholders herein are granted subject to this reservation.

ARTICLE IX

Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware will be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (a) any derivative action or proceeding brought on behalf of the Corporation; (b) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders; (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the Delaware General Corporation Law or the Corporation's Certificate of Incorporation or Bylaws; or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine or otherwise related to the Corporation's internal affairs, except for, as to each of (a) through (d) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. If any provision or provisions of this Article IX is held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article IX (including, without limitation, each portion of any sentence of this Article IX containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances will not in any way be affected or impaired thereby.

This Amended and Restated Certificate of Incorporation has been executed as of March 10, 2021 by the undersigned duly authorized officer of Greenberry's Coffee Roasters, Inc. who hereby certified and affirms that (1) the statements made herein are true and correct; and (2) this Amended and Restated Certificate of Incorporation has been adopted and approved by the Board and all of the Company's shareholders in accordance with the applicable provisions of the Delaware General Corporation Law.

M. Sean Simmons, Chief Execuitve Officer